

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

John Garcia
Chair and Co-Chief Executive Officer
AEA-Bridges Impact Corp.
PO Box 1093, Boundary Hall, Cricket Square
Grand Cayman, KY-1102
Cayman Islands

Re: AEA-Bridges Impact Corp.
Draft Registration Statement on Form S-1
Submitted August 7, 2020
CIK 0001820191

Dear Mr. Garcia:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on August 7, 2020

Principal Shareholders, page 127

1.   We note your statement in footnote 5 that the shares beneficially owned in the table "does not include any shares indirectly owned by this individual as a result of his membership interest in our sponsor." Please revise your beneficial ownership table to include in the table the shares beneficially owned by each individual.

Signatures, page II-5

2.   Please revise to have the draft registration statement indicate that it will be signed by the principal accounting officer or controller, the majority of the board of directors, and by the

company's authorized representative in the United States. See Instruction 1 to Signatures to Form S-1.

 You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christian O. Nagler, Esq.